Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of July 2007                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

          Ernesto Greco Resigned as CEO of the Natuzzi Group

 He Will Continue to Serve the Board of Directors as Outside Director

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 13, 2007--Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), the world's leading manufacturer of leather-upholstered furniture, announces that Ernesto Greco has resigned as CEO of Natuzzi SpA. His resignation will be effective September 30, 2007, in order to guarantee the necessary operational continuity.

    Pasquale Natuzzi, currently Chairman of the Board of Directors, will be proposed for the appointment as next Chief Executive Officer of the Natuzzi Group at the next meeting of the Board that will be held at the beginning of September 2007.

    Ernesto Greco commented: "I resigned the position of CEO for personal and professional reasons. I am firmly convinced that Natuzzi is a great Company with a high potential, and I am thankful for the confirmed trust since I have been requested to remain in the Board."

    Pasquale Natuzzi stated: "I am sorry for Ernesto's decision, a very responsible professional, with proven ability and experience, who, notwithstanding his short staying in the Group, started new projects that will surely bring good results. At the same time I am pleased he will continue to give his valuable contribution to the Group as Member of the Board. I wish Ernesto a career full of satisfactions and new accomplishments.

    During this very important and challenging period for our Company, I will pledge myself to guarantee continuity and lead the management towards the ambitious goals we intend to achieve".

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Group sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Group is ISO 9001 and 14001 certified.

                            www.natuzzi.com

    CONTACT: Natuzzi S.p.A.
             Tel.:+39 080 8820.111
             Fax: +39 080 8820.241
             or
             Investor Relations Dept.
             Tel.: +39 080 8820.812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39 080 8820.124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              NATUZZI S.p.A.
                                                               (Registrant)


Date:  July 13th, 2007                               By: /s/ FILIPPO SIMONETTI
                                                         ---------------------
                                                             Filippo Simonetti